Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of December 31, 2015:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993

2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	98,165,240.98	50.22	50.22	49.64	49.64

3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000

4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000

5	Chaim Katzman	Ordinary Shares	50,000	0.03	0.03	0.03	0.03

6	Dor J.Segal	Ordinary Shares	770,000	0.39	0.39	0.39	0.39

7	Rachel Lavine	Ordinary Shares	10,000	0.01	0.01	0.49	0.49

8	Rachel Lavine	Unregistered Options	717,770	0.00	0.00	0.53	0.53

9	Rachel Lavine	RSU	51,128

10	Rachel Lavine	PSU	195,870

11	Haim Ben-Dor	Ordinary Shares	74,933	0.04	0.04	0.04	0.04

12	Haim Ben-Dor	Series D Debentures	850,000

13	Haim Ben-Dor	Series F Debentures	0

14	Haim Ben-Dor	Series K Debentures	2,670,135

15	Haim Ben-Dor	Series L Debentures	503,000

16	Arie Mientkavich	Ordinary Shares	113,263	0.06	0.06	0.15	0.15

17	Arie Mientkavich	Unregistered Options	143,678

18	Arie Mientkavich	RSU	5,272

19	Arie Mientkavich	PSU	35,786

20	Yair Orgler	Series K Debentures	250,000

21	Yair Orgler	Series L Debentures	500,000

22	Ronnie Bar-On	Series J Debentures	38,800

23	Mawer Investment Management ltd	Ordinary Shares	13,005,957	6.65	6.65	6.57	6.57

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
24	Gil Kotler	Ordinary Shares	0	0.00	0.00	0.07	0.07

25	Gil Kotler	Unregistered Options	95,584

26	Gil Kotler	RSU	4,460

27	Gil Kotler	PSU	29,470

28	Liad Barzilai	Ordinary Shares	2,500	0.00	0.00	0.11	0.11

29	Liad Barzilai	Unregistered Options	159,554

30	Liad Barzilai	RSU	11,854

31	Liad Barzilai	PSU	38,836

32	Rami Vaisenberger	Ordinary Shares	5,353	0.00	0.00	0.04	0.04

33	Rami Vaisenberger	Unregistered Options	57,351

34	Rami Vaisenberger	RSU	2,676

35	Rami Vaisenberger	PSU	17,682

36	Shlomo Cohen	Unregistered Options	14,994

37	Shlomo Cohen	RSU	1,399

38	Revital Kahlon	Ordinary Shares	1,155

39	Revital Kahlon	Unregistered Options	6,185

40	Revital Kahlon	RSU	577

Changes in holdings during December of 2015

Name: Norstar Holdings Inc.

Type of Holder: Company

Holder Number: 2

Citizenship/Country of Registration or Incorporation: Panamanian Company.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Previous Balance: 89,665,240.98 Ordinary Shares

Change in number of Securities: 8,500,000 Ordinary Shares

Name: Chaim Katzman

Type of Holder: Chairman

Holder Number: 5

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Previous Balance: 0 Ordinary Shares

Change in number of Securities: 50,000 Ordinary Shares

Name: Dor J. Segal

Type of Holder: Executive Vice-Chairman

Holder Number: 6

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Previous Balance: 720,000 Ordinary Shares

Change in number of Securities: 50,000 Ordinary Shares

Name: Rachel Lavine

Type of Holder: CEO

Holder Number: 7

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Previous Balance: 0 Ordinary Shares

Change in number of Securities: 10,000 Ordinary Shares

Name: Haim Ben-Dor

Type of Holder: Director

Holder Number: 13

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 1260405

Name and Type of Security: Series F Debentures

Previous Balance: 254,508.60

Change in number of Securities: -254,508.60

Name of the Holder: Mawer Investment Management Ltd.

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 12,325,807

Change in the number of securities: 680,150

Name: Liad Barzilai

Type of Holder: CIO

Holder Number: 28

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Previous Balance: 0 Ordinary Shares

Change in number of Securities: 2,500 Ordinary Shares

Name: Liad Barzilai

Type of Holder: CIO

Holder Number: 29

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 1260579

Name and Type of Security: Unregistered Options

Previous Balance: 0 Unregistered Options

Change in number of Securities: 159,554 Unregistered Options

Holder Number: 30

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 1260587

Name and Type of Security: RSUs

Previous Balance: 0 RSUs

Change in number of Securities: 11,854 RSUs

Holder Number: 31

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

Security Identification Code of shares on the stock exchange held by the Holder: 1260595

Name and Type of Security: PSUs

Previous Balance: 0 PSUs

Change in number of Securities: 38,836 PSUs

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.